CUSIP No. 46520M204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Issuer Direct Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46520M204

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

1969 SW 17th St.

Boca Raton, FL 33486

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                   April 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46520M204

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 417,712[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 417,712[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,712[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.38%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

____________________________

  Based on 2,904,114 shares of common stock of Issuer Direct Corporation (the “Issuer”) outstanding as of March 14, 2017, as reported in the Issuer’s Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 14, 2017.

CUSIP No. 46520M204

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 168,269[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 168,269[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,269[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.79%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 73,976[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 73,976[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,976[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.55%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON Pinnacle Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 175,467[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 175,467[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,467[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 46520M204

1		NAME OF REPORTING PERSON Pinnacle Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 175,467[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 175,467[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,467[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 417,712[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 417,712[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,712[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.38%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC (the “Reporting Persons”) on August 29, 2013, as amended by Amendments 1, 2, 3, 4 and 5, filed on April 2, 2014, November 17, 2014, August 28, 2015, February 21, 2017 and March 21, 2017, respectively, (collectively, as amended, the “Schedule 13D”) relating to common stock (“Common Stock”) of Issuer Direct Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 500 Perimeter Park Drive, Suite D, Morrisville, NC 27560.  Except as specifically amended and supplemented by this Amendment No. 6, all other provision of the Schedule 13D remain in full force and effect.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

The Red Oak Long Fund, LP, a Delaware limited partnership (“Red Oak Long Fund”);

Pinnacle Opportunities Fund, LP, a Delaware limited partnership (“Pinnacle Fund”);

Pinnacle Capital Partners, LLC, a Florida limited liability company (“Pinnacle Partners);

Red Oak Partners, LLC, a Florida limited liability company (“Red Oak Partners”); and

David Sandberg, a United States citizen.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund, Red Oak Long Fund and Pinnacle Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the Common Stock as reported in this Statement.  Each of the filers hereto disclaims beneficial ownership with respect to any Common Stock other than the Common Stock owned directly by such filer.

The principal office or business address of the Red Oak Fund, Red Oak Long Fund, Red Oak Partners, Pinnacle Fund, Pinnacle Partners and David Sandberg is 1969 SW 17th St., Boca Raton, FL 33486.

(d)-(e)

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

•

acquire additional Common Stock through open market purchases or otherwise;

•

sell Common Stock through the open market or otherwise; or

•

otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Issuer’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 2,904,114 shares of common stock outstanding as of March 14, 2017, as reported in the Issuer’s Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 14, 2017.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners may be deemed to beneficially own 417,712 shares of Common Stock, representing 14.38% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 168,269 shares of Common Stock held by the Red Oak Fund, plus, (ii) the 73,976 shares of Common Stock held by the Red Oak Long Fund, and (iii) the 175,467 shares of Common Stock held by Pinnacle Fund.

Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 417,712 shares of Common Stock that may be beneficially owned by Red Oak Partners through the Funds representing 14.38% of all the outstanding shares of Common Stock.

Red Oak Fund may be deemed to beneficially own 168,269 shares of Common Stock held by the Red Oak Fund, representing 5.79% of all the outstanding shares of Common Stock.  Red Oak Long Fund may be deemed to beneficially own 73,976 shares of Common Stock held by the Red Oak Long Fund, representing 2.55% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 175,467 shares of Common Stock held by Pinnacle Fund, representing 6.04% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 168,269 shares of Common Stock held by the Red Oak Fund, (ii) the 73,976 shares of Common Stock held by the Red Oak Long Fund, and (iii) the 175,467 shares of Common Stock held by Pinnacle Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days, not already reported in a previously filed 13D/A, are as follows:

Date	Fund Name	Action	Quantity	Average Price
3/21/2017	Pinnacle Opportunities Fund, LP	SELL	1,596	10.500
3/21/2017	The Red Oak Fund LP	SELL	1,531	10.500
3/21/2017	The Red Oak Long Fund LP	SELL	673	10.500
3/30/2017	Pinnacle Opportunities Fund, LP	SELL	520	10.550
3/30/2017	The Red Oak Fund LP	SELL	495	10.550
3/30/2017	The Red Oak Long Fund LP	SELL	220	10.550
4/3/2017	Pinnacle Opportunities Fund, LP	SELL	200	11.513
4/4/2017	Pinnacle Opportunities Fund, LP	SELL	6025	11.6591
4/4/2017	The Red Oak Fund LP	SELL	5777	11.6591
4/4/2017	The Red Oak Long Fund LP	SELL	2540	11.6591
4/5/2017	Pinnacle Opportunities Fund, LP	SELL	1859	11.8082
4/5/2017	The Red Oak Fund LP	SELL	1782	11.8082
4/5/2017	The Red Oak Long Fund LP	SELL	784	11.8082
4/10/2017	Pinnacle Opportunities Fund, LP	SELL	1911	11.5681
4/10/2017	The Red Oak Fund LP	SELL	1833	11.5681
4/10/2017	The Red Oak Long Fund LP	SELL	806	11.5681
4/11/2017	Pinnacle Opportunities Fund, LP	SELL	26100	11.5033
4/11/2017	The Red Oak Fund LP	SELL	25235	11.5033
4/11/2017	The Red Oak Long Fund LP	SELL	11088	11.5033

(d)

Not applicable.

(e)

Not applicable.

Item 7.  Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2017

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE CAPITAL PARTNERS, LLC

By:

RED OAK PARTNERS, LLC,

its managing member

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE OPPORTUNITIES FUND, LP

By:

PINNACLE PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

Footnotes

1